October 10, 2024

Kevin Hostetler
Chief Executive Officer and Interim Chief Financial Officer
Array Technologies, Inc.
3901 Midway Place NE
Albequerque, New Mexico 87109

       Re: Array Technologies, Inc.
           Form 10-K for the Year Ended December 31, 2023
           Form 8-K furnished August 8, 2024
           File No. 001-39613
Dear Kevin Hostetler:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 8-K furnished August 8, 2024
Exhibit 99.1 Earnings Release , page 10

1. We note that your table on page 10 that reconciles Gross Profit to Adjusted Gross
       Profit, includes disclosure of Adjusted Gross Margin. Please revise future filings to include disclosure of GAAP Gross Margin whenever you include disclosure of
       Adjusted Gross Margin. See Question 102.10 of the SEC Staff   s
Compliance and
       Disclosure Interpretation on Non-GAAP Financial Measures.
Form 10-K for the Year Ended December 31, 2023
Management's Discussion of Financial Condition and Results of Operations Results of Operations
Year Ended December 31, 2023 Compared to December 31, 2022, page 49

2. We note your disclosure that the $34.1 million, or 9%, revenue increase in STI
       Operations in 2023 was driven by an increase in the number of megawatts shipped, most notably in the Brazil region, which offset lower ASP, due to a smaller
 October 10, 2024
Page 2

       percentage of construction services being offered. We also note that As a percentage of revenue, gross profit for STI Operations increased to 24% from 16% for the year ended December 31, 2023 and 2022, respectively, driven primarily by improved pass through of commodity volatility to customers, cost saving opportunities in raw materials, and a reduced impact of lower margin construction-related services provided. When more than one factor contributes to the change in amount of a specific income statement line item, such as revenue or gross profit, please revise your discussion in future filings to quantify the amount related to each factor, to the extent material.
Critical Accounting Estimates
Goodwill, page 53

3. We note your disclosure that during the fourth quarter of 2023, with the assistance of a third-party specialist, you performed a quantitative assessment of the fair value of your STI reporting unit using the DCF and GPC methods described in Note
7
       Goodwill and Other Intangible Assets of the consolidated financial statements. Please tell us and revise to clarify whether the fair value of the reporting unit significantly exceeds the carrying value. To the extent any reporting unit is at risk of impairment, please revise future filings to disclose the percentage by which the fair value exceeded the carrying value and describe any potential events and/or changes in circumstances that could reasonably be expected to negatively affect any key assumptions.
Notes to the Audited Financial Statements
Note 2. Summary of Significant Accounting Policies
Revenue Recognition, page F-21

4. We note that the majority of your revenue is recognized over time as work progresses, and for single performance obligations, you use an input measure, the cost-to-cost method, to determine progress. We also note that you review and update the contract-
       related estimates on an ongoing basis and recognize adjustments for any project specific facts and circumstances that could impact the measurement of the extent of progress such as the total costs to complete the contracts, under the cumulative catch-
       up method. Please tell us and quantify in the notes to your financial statements in annual and quarterly reports the aggregate amount and related earnings per share impact of changes in contract estimates for each period presented. Refer to ASC 250-
       10-50-4 and 270-10-45-14 for guidance. Please also revise your results of operations disclosure in MD&A to separately quantify gross favorable and gross unfavorable changes in estimates material to either consolidated or segment results, accompanied by an appropriate level of analysis. Please provide us with your intended revised disclosure.



        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 October 10, 2024
Page 3

       Please contact Claire Erlanger at 202-551-3301 or Kevin Woody at 202-551-3629
with any questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Manufacturing